

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4561

July 3, 2007

Robert Steen
Assistant Vice President, Assistant Treasurer,
Principal Financial Officer and Principal Accounting Officer
United Security Bancshares, Inc.
131 West Front Street, Post Office Box 249
Thomasville, Alabama 36784

   Re: **United Security Bancshares, Inc.**
       Form 10-K for the Fiscal Year Ended December 31, 2006
       Form 10-Q for the Fiscal Quarter Ended March 31, 2007
       File No. 0-14549

Dear Mr. Steen:

   We have completed our review of your Form 10-K and related filings and have no further comments at this time.

          Sincerely,

          Hugh West
          Accounting Branch Chief